Mail Stop 4561

January 5, 2007

Thomas Massie
President and Chief Executive Officer
Bridgeline Software, Inc.
10 Sixth Road
Woburn, MA 01801

Re: Bridgeline Software, Inc.
Registration Statement on Form SB-2
Filed on December 13, 2006
File No. 333-139298

Dear Mr. Massie:

    This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

    Specifically, the financial statements presented in the Form SB-2 filed on December 13, 2006 do not appear to meet the requirements of Rule 310(g) of Regulation S-B. Please include updated financial statements in any future filing.

    You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

    You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, the undersigned at (202) 551-3735.

                                            Sincerely,

                                            Barbara C. Jacobs
                                            Assistant Director

cc: <u>Via facsimile: 781-622-5933</u>
       Joseph C. Marrow, Esq.
       Morse, Barnes-Brown & Pendleton, P.C.